SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 524th MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 15, 2007

On the fifteenth day (15th) of the month of March in the year of two thousand and seven, at 2 p.m., at the offices of the Company, established at Avenida das Nações Unidas, n° 4.777, CEP 05.477 -000, São Paulo/SP, the five-hundredth twenty-fourth (524th) Meeting of BRASKEM S.A’s Board of Directors was held, being attended by the below undersigned Board Members. In attendance were also the Chief Executive Officer José Carlos Grubisich, and the Executive Officers Carlos José Fadigas Filho, Mauricio Ferro, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, chaired the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: The following resolutions were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD” – Propostas de Deliberação) – after due analysis of their terms and associated documents, the following Proposals for Deliberation were approved, which had been previously presented by the Board of Executive Officers for the cognizance of the members of the Board of Directors, as envisaged in its Internal Regulation, and the copies thereof having been properly filed at the Company’s headquarters: a) PD.CA/BAK-04/2007 – Politeno’s Merger into the Company, so as to approve a favorable pronouncement from this Council as regards the merger of Politeno into the Company, pursuant the terms and conditions that have been described in the respective PD, including the conversion of preferred class “A” shares into common shares, in quantities sufficient to allow the accomplishment of the merger operation, authorizing the Board of Executive Officers to carry out all the acts that may be needed to implement and to accomplish aforementioned merger, pursuant to the terms and conditions that have been envisaged in PD; b) PD.CA/BAK-05/2007 – Contracting of Maritime Transportation Services for Bulk Liquefied Gas, in order to approve the execution of agreement to authorize the affreightment of three ships from Elcano, pursuant the terms described in the respective PD; 2) CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING – the convocation of the Extraordinary General Meeting was authorized to be held on April 02, 2007, at a time to be defined and disclosed through the publication of its Call-up Notice, pursuant to law, to resolve the proposal mentioned in the previous 1 “a” item. II) Subjects for Acknowledgement: Nothing to record. III) Subjects of Interest to the Company: Nothing to record; IV) Adjournment: No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting.
São Paulo/SP, March 15, 2007. (Sig.: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon).

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant : Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari – Postal Code: 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - Postal Code 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - Postal Code: 41820-021 - Tel. (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, Postal Code: 05477-000 – Tel. (11)3443-9999 – Fax (11)3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2007
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.